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                           March 6, 2023

       Siyu Yang
       Chief Executive Officer
       Baiya International Group Inc.
       Yifang Capital Industrial Park
       No. 33 Pingshan Industrial Road, Building A, 16F
       Tangxia, Dongguan, Guangdong, China

                                                        Re: Baiya International
Group Inc.
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted February
14, 2023
                                                            CIK No. 0001944712

       Dear Siyu Yang:

              We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to our comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1 Submitted February 14, 2023

       Notes to Consolidated Financial Statements
       Note 2. Significant Accounting Policies and Estimates
       Revenue Recognition, page F-18

   1. You disclose your Gongwuyuan Platform connects HR and labor resource companies with business enterprises
allowing matching of job-seeking blue-collar workers with the labor recruitment needs of
businesses and provides employment matching of blue-
                                                        collar workers through
HR service companies with business enterprises and institutions.
                                                        It appears from these
disclosures you serve as an intermediary between employing
                                                        companies and
third-party labor service providers to arrange to meet their respective
 Siyu Yang
FirstName  LastNameSiyu
Baiya International Group Yang
                          Inc.
Comapany
March      NameBaiya International Group Inc.
       6, 2023
March2 6, 2023 Page 2
Page
FirstName LastName
         needs. For both of your entrusted recruitment and project outsourcing services you state you recognize revenue gross as a principal. To help us better understand the basis for your accounting treatment, please address the following for each of these services, unless otherwise indicated.

         1. Provide us with a typical agreement with each of the employing companies and third-party labor service providers.
         2. Explain to us in detail how you control the workers provided by third-party labor service providers before their service is transferred to employing companies. In particular, tell us (i) whether workers provided become your employees, and if so, the basis for this determination, and (ii) the party responsible for employee administration for workers provided, including (a) payment of wages/salaries to workers, (b) withholding, collection and remittance of associated employer/employee payroll taxes, (c) benefits (including paid time off) provided to workers, (d) any worker related insurances and (e) injuries incurred by workers on the job. In regard to this overall item, we note your disclosure your cost of revenues for each service primarily consists of the referral or service fees and out sourcing fees paid to labor-provider companies. In regard to (i), under "Employees" on page
               117 we note only employees for labor dispatch workers. In regard to (ii), we note your disclosure on page 27 "Our Gongwuyuan Platform rely on third parties payment providers ... to support relevant payment needs such as wage payments from Employing Company to workers." If your control is under some other basis, explain that basis in detail and why it supports control by you.
         3. We note the risk factor on page 28 stating the PRC operating companies sometimes outsource labor assignments to HR service companies to recruit the required workers in completing their relevant worker recruitment or labor assignments for customers. Explain to us how this affects your control of the workers provided to employing companies.
         4. Tell us the party that selects workers for employing companies and how this is factored in your assessment that you have discretion in fulfilling your performance obligation and control of the labor provided. In regard to entrusted recruitment, it appears from your disclosure on page F-20 employing companies select the labor candidates provided by third-party labor providers and not you.
         5. In regard to entrusted recruitment you disclose on page F-20 you do not have any obligation to pay third-party labor companies for labor candidates not selected by employing companies. Explain to us the impact of this on your determination of whether you have inventory risk for labor provided.
         6. Tell us the party that determines the service fee you receive from employing companies and how the fee is determined. Specifically in regard to entrusted recruitment, the response to comment 13 in your letter dated December 27, 2022 states you have discretion establishing the transaction price with employing companies. However, in the same response you state employing companies normally specify in their Overall Work Arrangement the pay rate to the worker as
 Siyu Yang
Baiya International Group Inc.
March 6, 2023
Page 3
               well as the service payout rate to you in placing workers for entrusted recruitment services. Explain to us your consideration of this in your determination that you have pricing discretion for entrusted recruitment, and how this impacts your assessment of your control of labor.
         7. Tell us the party that determines the amount you pay third-party labor providers and how this amount is determined.
         8. Tell us when you pay third-party labor providers and the material terms associated with payments, in particular any contingent provisions.

        You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at
202-551-
3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameSiyu Yang                                   Sincerely,
Comapany NameBaiya International Group Inc.
                                                              Division of
Corporation Finance
March 6, 2023 Page 3                                          Office of Trade &
Services
FirstName LastName